RITE AID CORPORATION

30 Hunter Lane

Camp Hill, PA 17011

March 5, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Jim B. Rosenberg

Senior Assistant Chief Accountant

Re:	Rite Aid Corporation
Form 10-K for Fiscal Year Ended March 3, 2012
Filed April 24, 2012
File No. 001-05742

Dear Mr. Rosenberg:

Set forth below is a response to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) received orally via telephone on March 4, 2013, relating to the Annual Report on Form 10-K (the “Form 10-K”) for the year ended March 3, 2012, filed by Rite Aid Corporation (the “Company”) on April 24, 2012.  The headings and numbered paragraphs of this letter correspond to the headings and numbered paragraphs of the portion of the Form 10-K to which the Comment relates, and to facilitate your review, we have transcribed the Comment in italics below.

Notes to Consolidated Financial Statements, Note 1. Summary of Significant Accounting Policies, Revenue Recognition, page 71

1.              We note your proposed revenue recognition disclosure.  Given that your policy is not in compliance with U.S. GAAP, please provide us revised proposed disclosure to be included in each quarterly filing which also confirms that, for periods presented, there is no material difference between the revenue recognized at the time the prescription is filled and that which would be recognized when the customer picks up the prescription.

In response to the Staff’s Comment, the Company proposes to clarify and expand its existing revenue recognition disclosure in its Form 10-K, Note 1. Summary of Significant Accounting Policies and in future periodic filings (marked for changes) as follows:

Revenue Recognition

For front end sales, the Company recognizes revenue from the sale of merchandise at the time the merchandise is sold. The Company records revenue net of an allowance for estimated future returns. Return activity is immaterial to revenues and results of operations in all periods presented.  For third party payor pharmacy sales, revenue is recognized at the time the prescription is filled, which is or approximates when the customer picks up the prescription and is recorded net of an allowance for prescriptions that were filled but will not be picked up by the customer. For all periods presented, there is no material difference between the revenue recognized at the time the prescription is filled and that which would be recognized when the customer picks up the prescription.  For cash prescriptions and patient third party payor co-payments, the Company recognizes revenue when the patient picks up the prescription and tenders the cash price or patient third party payor co-payment amount at the point of sale. Prescriptions are generally not returnable.

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In accordance with your request, the Company hereby acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the Form 10-K; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

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If you have any questions with respect to the foregoing, please contact me at (717) 975-5838.

Very truly yours,

Rite Aid Corporation

By:	/s/ Douglas E. Donley
Douglas E. Donley
Senior Vice President and
Chief Accounting Officer